Exhibit 12.1
Centene Corporation
Computation of ratio of earnings to fixed charges
($ in thousands)

	Three Months Ended	Year Ended December 31,
	3/31/2013	2012	2011	2010	2009	2008
Earnings:
Pre-tax earnings (loss) from continuing operations	$37,950	$(11,624)	$174,885	$154,282	$137,508	$136,616
Addback:
Fixed charges	8,974	29,679	27,822	26,141	23,104	23,128
Subtract:
Non-controlling interest	91	13,154	2,855	(3,435)	(2,574)	—
Interest capitalized	—	—	—	(1,089)	(116)	—
Total earnings	$47,015	$31,209	$205,562	$175,899	$157,922	$159,744

Fixed Charges:
Interest expensed and capitalized	$6,625	$20,460	$20,320	$19,081	$16,434	$16,673
Interest component of rental payments (1)	2,349	9,219	7,502	7,060	6,670	6,455
Total fixed charges	$8,974	$29,679	$27,822	$26,141	$23,104	$23,128

Ratio of earnings to fixed charges	5.24	1.05	7.39	6.73	6.84	6.91

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.